Exhibit 99.4

PERDIGÃO S.A.

TAX PAYER REGISTRATION NUMBER (CNPJ) 01.838.723/0001-27

Public Company

CALL FOR ANNUAL ORDINARY AND EXTRAORDINARY GENERAL
SHAREHOLDERS’ MEETING

The shareholders are hereby invited to attend a meeting to be held at 2:00 P.M., on April 29, 2005, at Av. Escola Politécnica, 760 - São Paulo - SP, to deliberate upon the following agenda:

1.          To examine and vote the Management Report, Financial Statements, as well as other documents referring to the fiscal year ended on 12/31/04, and to deliberate upon the destination of earnings and ratify the distribution of interest over company capital and dividends to shareholders, as per the deliberation of the Board of Directors;

2.          To deliberate upon the proposal for alteration of the following articles and/or their paragraphs or items of the Company’s Bylaws: art.3rd, art. 4th, art. 7th, art. 8th, art. 10th, art. 11th, art. 12th, art. 14th, art. 20th, art. 21st, art. 22nd, art. 23rd;

3.          Election of the Board of Directors. Pursuant to CVM’s regulation, Instructions number 165 and 282, it is hereby clarified that the minimum percentage of voting capital required for the adoption of a multiple vote procedure is of 5%;

4.          Election of the Fiscal Council/Audit Committee;

5.          Set the monthly and global Management and Fiscal Council’s compensation;

6.          Increase of the capital stock from R$490,000,000.00 to R$800,000,000.00 trough capitalization of the capital reserves, without issuance of new stocks;

7.          Deliberate upon the change of the current newspaper used by the Company for its corporate publications.

São Paulo(SP), April 12, 2005.

EGGON JOÃO DA SILVA

Chairman